					Exhibit 99(c)

Entergy Louisiana, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	2000	2001	2002	2003	2004	2005

Fixed charges, as defined:
Total Interest	$111,743	$116,076	$100,667	$76,756	$74,141	$81,354
Interest applicable to rentals	6,458	7,951	6,496	6,359	5,595	4,428

Total fixed charges, as defined	118,201	124,027	$107,163	$83,115	$79,736	$85,782

Preferred dividends, as defined (a)	16,102	12,374	10,647	$11,189	$10,899	$11,371

Combined fixed charges and preferred dividends, as defined	$134,303	$136,401	$117,810	$94,304	$90,635	$97,153

Earnings as defined:

Net Income	$162,679	$132,550	$144,709	$146,154	$127,495	$135,868
Add:
Provision for income taxes:
Total Taxes	112,645	86,287	84,765	97,408	79,475	95,796
Fixed charges as above	118,201	124,027	107,163	83,115	79,736	85,782

Total earnings, as defined	$393,525	$342,864	$336,637	$326,677	$286,706	$317,446

Ratio of earnings to fixed charges, as defined	3.33	2.76	3.14	3.93	3.60	3.70

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.93	2.51	2.86	3.46	3.16	3.27

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.